Gulfport Energy Corporation

14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

January 27, 2009

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn:	Lily Dang

	Re:	Gulfport Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2007, filed on March 17, 2008 (the “Form 10-K”)

Dear Ms. Dang:

On behalf of Gulfport Energy Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated January 16, 2009 (the “Comment Letter”), relating to the Form 10-K and our previous response letters dated December 18, 2008 and December 24, 2008. For your convenience, each response is preceded by the Staff’s comment set forth in the Comment Letter to which the response relates. It is not our intent or understanding at this time that any of these comments require us to amend any of our prior filings.

Financial Statements to Form 10-K

Note 5 – Property and Equipment, page F-14

1.	Comment: We note your proposed disclosure responding to prior comment 3, regarding your unproved property and major development project costs. Please add to your disclosure the frequency of your impairment assessment of properties and projects for which costs are excluded from amortization, noting the annual assessment requirement under Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

Response: We have amended the proposed disclosure below to include a new, final representative paragraph to address the frequency of our impairment assessment of properties and projects for which costs are excluded from amortization.

The following is a summary of Gulfport’s oil and gas properties not subject to amortization as of December 31, 2007:

	Costs Incurred in
	2007	2006	2005	Prior to 2005	Total
Acquisition costs	$35,714,000	$1,346,000	$111,000	$2,000	$37,173,000
Exploration costs	105,000	—	—	—	105,000

Total oil and gas properties not subject to amortization	$35,819,000	$1,346,000	$111,000	$2,000	$37,278,000

At December 31, 2007, approximately $1,106,000 of oil and gas property costs related to the Company’s Belize properties was excluded from amortization as they related to non-producing properties. In addition, approximately $34,540,000 of non-producing leasehold costs resulting from the Company’s acquisition of West Texas Permian properties was excluded from amortization at December 31, 2007. Approximately $1,632,000 of non-producing leasehold costs related to the Company’s Southern Louisiana assets was also excluded from amortization at December 31, 2007. At December 31, 2006, approximately $1,459,000 of non-producing leasehold costs related to the Company’s Louisiana assets was excluded from amortization.

The Company evaluates the costs excluded from its amortization calculation at least annually. Subject to industry conditions and the level of the Company’s activities, the inclusion of most of the above referenced costs into the Company’s amortization calculation is expected to occur within three to five years.

Engineering Comments

General

2.	Comment: We note the supplemental information you provided in response to comment four of our letter dated December 3, 2008 is incomplete. Please tell us the dates at which each of the three proved undeveloped well locations were first classified as proved reserves

Response: Each of the three proved undeveloped well locations covered by the supplemental information was first classified as proved reserves in the reserve report prepared for the Company by Netherland Sewell & Associates, Inc. dated as of January 1, 2001.

Please let us know if any additional information is required.

Sincerely,

/s/ Michael G. Moore
Michael G. Moore Chief Financial Officer